DEXIA
Group

The Secretary-General

05011345

SEC MAIL PROCESSING
RECEIVED
SEP 1 ? 2005
WASH. D.C. 185 SECTION

Securities and Exchange
Division of Corporation F
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

September 9th, 2005

***Attention*: Special Counsel/Office of International Corporate Finance**

DEXIA **Information Pursuant to Rule 12g3-2(b)** **File No. 82-4606**

Dear Sir or Madam

We send you enclosed the English version of the press release of July 8th, 2005.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

Olivier Van Herstraeten
Secretary General
Dexia S.A.

PROCESSED
SEP 2 1 2005
THOMSON
FINANCIAL

dlw 9/20

Dexia SA
Square de Meeûs 1 - B-1000 Brussels - Tel. : +32 2 213 57 00 - Fax : +32 2 213 57 20

EMBARGO 08/09/2005 3PM

PRESS RELEASE

DEXIA

Dexia - 1, Sq. de Meeûs B-1000 Brussels - T. : 02 222 49 95 - F. : 02 222 90 90 - pressdexia@dexia.be
Account No. 068-2113620-17 - RPM Brussels VAT BE 0458.548.296

Activity and results as of June 30, 2005

SECOND QUARTER 2005

Net income - Group share:	**EUR 508 million**	**+ 4.4% on Q2 2004**
Earnings per share*:	**EUR 0.46**	**+ 6.9% on Q2 2004**
Return on equity:**	**19.2%**	**18.9% in Q2 2004**

FIRST HALF 2005

Net income - Group share:	**EUR 982 million**	
Variance over H1 2004 - reported:		**- 2.3%**
- underlying:***		**+ 6.9%**
Earnings per share*:	**EUR 0.89**	**+ 0.4% on H1 2004**
Return on equity:**	**19.3%**	**19.0% in H1 2004**
Tier 1 ratio:	**9.4%**	**9.6% at March 31, 2005**

*Undiluted; ** Annualized; ***Excludes nonrecurring items and marked to market variations on FSA's CDS portfolio

- **Strong activity in all commercial business lines, more particularly in Public Finance with +18.3% increase of long-term commitments in 12 months.**
- **Underlying results continue to progress and financial performance stands in line, following a record year 2004.**
- **Cost-income ratio stands well, at 54.1%, despite expenditure on new commercial developments.**
- **Capital ratios continue to be very strong, despite significant growth of risk-**

I. CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2005

Foreword

First Half and second Quarter 2005 results are presented under EU GAAP (i.e. IFRS as endorsed by the European Commission), including the IAS 32, IAS 39 and IFRS 4 standards. Comparisons with the equivalent periods of 2004 are not totally relevant since the three standards mentioned above were not in place in 2004.

The Board of Directors of Dexia met on September 8, 2005 and approved the Group's financial statements as of June 30, 2005.

Consolidated statement of income

in millions of EUR	Q2 04	Q2 05	Evolution	H1 2004	H1 2005	Evolution.
Income	1,408	1,443	+2.6%	2,865	2,896	+1.1%
Costs	-756	-793	+5.0%	-1,499	-1,566	+4.5%
Gross operating income	**652**	**650**	**-0.3%**	**1,366**	**1,330**	**-2.6%**
Cost of risk	-8	+ 41	n.s.	-22	-50	x 2.3
Impairment on (in)tangible assets	-7	+2	n.s.	-16	+1	n.s.
Tax expense	-130	-172	+32.0%	-280	-272	-2.9%
Net income	**507**	**521**	**+2.8%**	**1,048**	**1,009**	**-3.7%**
Minority interests	20	13	-36.8%	43	27	-37.6%
Net income - Group share	**486**	**508**	**+4.4%**	**1,005**	**982**	**-2.3%**
Cost-income ratio	53.7%	55.0%		52.3%	54.1%	
ROE (annualized)	18.9%	19.2%		19.0%	19.3%	

Net income - Group share amounts to EUR 982 million in the first Half 2005, down EUR 23 million from the first Half 2004. This decrease stems from the change in consolidation scope (EUR -2 million), from the lower contribution of the non-operating factors (EUR -80 million) and from Central Assets (EUR -22 million). Conversely, the contribution of the business lines goes up (EUR + 81 million) with particularly good underlying[1] performances in Public Finance (+11%), Personal Financial Services (+15%) and Investment Management and Insurance Services (IMIS) (+11%).

During the second Quarter of 2005, net income - Group share amounts to EUR 508 million, up 4.4% on the second Quarter of 2004. Positive underlying trends are observed in the commercial business lines, as will be analyzed below.

[1] "Underlying" results exclude the non-operating factors, i.e. both the nonrecurring elements of the period, described and quantified individually, and also the variations of the marked-to-market value of FSA's CDS portfolio. The latter instruments being classified as derivatives, the variation of their market value during the reporting period is taken as a trading result; this treatment under IAS 39 is however deceptive for a good understanding of the economic results, as this portfolio is composed of AAA-rated instruments, which FSA is

Total income amounts to EUR 2,896 million in the first Half of 2005, up EUR 31 million. At constant consolidation scope, the increase is EUR 46 million on first Half 2004. During the period, the revenues stemming from Central Assets and non-operating factors are substantially lower than in the equivalent period of 2004, as seen below, (from EUR 215 million in H1 2004, to EUR 128 million in H1 2005), whilst the growth of underlying revenues in all three commercial business lines has been very good: respectively EUR +93 million in Public Finance (+9.4%, or +10.5% at constant exchange rate); EUR + 39 million in Personal Financial Services (+3.6%); EUR +22 million (+7.1%) in Investment Management and Insurance Services (IMIS). In the opposite direction, in Treasury and Financial Markets, underlying revenues are down EUR 22 million, but this shortcoming is more than offset by a positive variation in the tax expense.

During the second Quarter of 2005, total income amounts to EUR 1,443 million, up EUR 35 million compared to the second Quarter 2004. As will be seen below, all three commercial business lines contribute to this positive trend.

Costs stand at EUR 1,566 million in the first Half 2005, up 4.5%. This evolution is pulled to a large part by the expenditure made on the development of the public/project finance franchise worldwide. Personal Financial Services, on their side, have managed to keep the cost base at the same level as in the first Half of last year.

During the second Quarter of 2005, costs amount to EUR 793 million, up EUR 37 million compared to the second Quarter 2004.

The **cost-income ratio** stands at 54.1%. This compares with 52.3% in the first Half of 2004. More importantly, the underlying cost-income ratio stands at 54.9% in the first Half 2005 (compared to 54.0% in the first Half 2004), a relatively modest slip when put in the perspective of the expenditure currently made to develop the business and franchise of Dexia worldwide, particularly in Public Finance.

The **gross operating income** amounts to EUR 1,330 million in the first Half of 2005, down 2.6% compared to the first Half 2004. On the underlying basis, the growth is +1.6% (+2.2% at constant exchange rate), but this apparently meager number overall hides essential and very satisfactory underlying performances of Public Finance and Personal Financial Services (respectively +9.2% and +13.3%), which are mitigated by a relatively modest +2.4% in IMIS – due to the structural change in the fee structure of asset management –, and the negative variances in the other two segments, as will be seen below.

In the second Quarter of 2005, gross operating income amounts to EUR 650 million, down EUR 2 million (or -0.3%) compared to the second Quarter 2004.

The **cost of risk** (impairments on loans and provisions for credit risks) amounts to EUR 50 million in the first Half of 2005, compared to EUR 22 million in the first Half 2004. Excluding the provision movements at Dexia Bank Nederland (see below), the underlying cost of risk is stable in the first Half (EUR 22 million against EUR 23 million in the first Half of 2004), and continues to stand at a historically low level.

Tax expense (comprising both current and deferred tax) amounts to EUR 272 million in the first Half 2005, down 2.9% compared to the first Half 2004. These amounts include non-operating items (credits of respectively EUR 51 million in H1 2005, and EUR 68 million in H1 2004). If these are excluded, the underlying tax charge is down 6.7% (or EUR 23

million) at EUR 324 million. As indicated later on, this reduction of the tax charge must be put in the context of the lower revenues of Treasury and Financial Markets activities.

Return on equity (ROE – annualized) stands at 19.3% (compared to 19.0% in the first Half 2004). This is well above the Group's mid-term target, and all the more satisfactory as the book of risk-weighted assets has grown significantly. This reflects management's focus to ensure that the capital of the Group is put to an efficient use, and not neglected in the name of the pursuit of the business growth objectives.

Earnings per share (EPS) reach EUR 0.89 in the first Half 2005 (non diluted), up 0.4% from the first Half 2004.

Group Tier 1 ratio[2] stands at 9.4% (9.6% at March 31, 2005). This relatively modest decline stems from several factors, among which the significant growth of earning assets particularly in Public Finance (total group risk-weighted assets up 4.5% in the last three months), and the pursuit of share buybacks (over 19 million shares acquired during H1 2005, – of which 12 million during the second Quarter – representing EUR 350 million). On July 7, 2005, Dexia's Board of Directors agreed, in view of the development of risk-weighted assets, to pursue the share-buyback program in the amount of EUR 250 million in the second Half of the year, being understood that such program might be reviewed in case of new acquisitions during the period.

II. ACTIVITY AND UNDERLYING RESULTS OF THE BUSINESS LINES

1. PUBLIC/PROJECT FINANCE AND CREDIT ENHANCEMENT

In this business line overall, both volumes and earnings have continued to grow. Although the margins on new business have been kept under continued competitive pressure, and despite record low credit risk pricing by the market, Dexia has succeeded in keeping its margin (gross return on average commitments) at the same level as in 2004 on average. The business line has thus both achieved its ambitious growth objectives and delivered a strong return on capital whilst conscientiously applying its risk policy.

Activity

Long-term commitments[3] are up 18.3% over the last twelve months to EUR 216.6 billion, and long-term originations[4] up 70.3% to EUR 24.8 billion. It should be noted here that EUR 2.8 billion of the originations increase is caused by the transfer of certain portfolios from the purview of Treasury and Financial Markets to the responsibility of the first business line. This relates essentially to certain sovereign debt instruments whose management and monitoring fit in more coherently within the latter business line, considering its interest and developments underway in the countries concerned. Still, outside of this internal portfolio transfer, the increase in originations is +50.7%, and management is most satisfied by the good results of an intensive commercial activity in all regions – as detailed below – as this will translate into added recurring revenues in the future.

---

[2] For the calculation of this ratio, the profit for the period minus the dividend (estimated for the first six months 2005) is included in the equity.

In **Public Finance** alone (over 90% of total commitments of the business line), long-term commitments reached EUR 199.9 billion (up 19.6% over the twelve months from June 2004 to June 2005), and total long-term originations, excluding Germany, in the first Half of 2005 amounted to EUR 21.3 billion. Originations in Europe progressed very strongly during the first Half 2005 compared to the first Half 2004, and underwent an impressive snap back up once again in America, after a dip in 2004 and two record years in 2002 and 2003. As regards **Corporate and Project Finance**, originations are down 6.3% versus the first six months of 2004, to EUR 3.5 billion. It was especially gratifying to note that "Project Finance International" included Dexia at the 7th place worldwide amongst the 10 leading banks arranging project finance, based on transactions completed during the first Half. This high ranking is all the more remarkable as Dexia deliberately eschews a number of the project financing types, such as industrial, petrochemical, mining and leisure projects.

Regionally, the commercial performances were as follows:

- In **France**, long-term originations amounted to EUR 3.3 billion, maintaining essentially the same rhythm of production as the same period last year. Despite a particularly competitive environment, total long-term commitments in France showed robust growth of +6.4% over twelve months to a level of EUR 54.8 billion as at June 30, 2005.
- In **Belgium**, long-term originations amounted to EUR 2.9 billion in the first Half of 2005, up 49.5% compared to the first Half 2004. As of June 30, 2005 total long-term commitments amounted to EUR 27.2 billion (up 4.7% over the same time last year).
- In **Italy**, long-term originations amounted to EUR 3.5 billion, up 56.5% compared to the first Half of 2004. Particularly noteworthy was Dexia Crediop's participation in the refinancing of a portion of the City of Milan's debt through the largest-ever debt issue by an Italian municipality, for which Dexia Crediop was co-lead manager. As of June 30, 2005, total long-term commitments amounted to EUR 30.1 billion (up 14.4% over the last twelve months).
- In the **United Kingdom**, long-term originations amounted to EUR 1.1 billion (equivalent), about the same production level as the EUR 1.2 billion for the first Half of 2004. Of particular note for this period are the strong growth in the social housing business, a 50-year loan to the city of Glasgow, and the purchase of portfolios from two other banks. In terms of total long-term commitments, the increase was a solid 22.2% (to a EUR 5.8 billion equivalent).
- In **Spain**, long-term originations in the first Half of 2005 amounted to EUR 1.3 billion, up 48.5% compared to the first Half 2004. Dexia signed in particular large deals with the Autonomous Community of Catalunya and the City of Madrid and also originated and invested in securities issues backed by municipal-receivables assets. Long-term commitments were up 34.6% over the last twelve months. Also of note in the Project Finance area for Spain was the signing of the mandate to arrange jointly with Société Générale and the Caja Madrid one of the highest debt packages in the country (EUR 2.5 billion) for the renovation and extension of Madrid's ring road.
- In **Central and Eastern Europe**, long-term commitments stand at EUR 2.3 billion at June 30 2005 (from just EUR 482 million as of June 30, 2004), partly under the effect of the portfolio transfer of the sovereign debt instruments discussed above and partly by the build up of assets stemming from the developments in the region. Also of note during the second Quarter of this year is the granting of a banking license to Dexia by the Polish authorities on June 8, 2005.

- In **America**, originations by Dexia[5] resumed strongly and amounted to EUR 5.6 billion (equivalent). This is more than double the amount of the same period last year (EUR 2.6 billion equivalent), and originations get back to the very high level experienced in 2003. Total commitments, too, saw a big jump: up 41.7% from EUR 26.7 billion (equivalent) to EUR 37.8 billion (equivalent). Dexia seized attractive opportunities in the municipal bond market. Additionally, there were also significant positions acquired in Student Loans as well as Canadian provinces securities.

Long-term outstanding commitments - Public/Project Finance and Credit Enhancement

in billions of EUR	June 30, 2004	June 30, 2005	Evolution
Belgium	25.9	27.2	+4.7%
France	51.5	54.8	+6.4%
Luxembourg	1.3	2.5	+88.4%
The Netherlands	0.7	0.8	+11.6%
United Kingdom	4.7	5.8	+22.2%
Sweden	3.1	3.5	+12.4%
Italy	26.3	30.1	+14.4%
Spain	4.6	6.2	+34.6%
Germany	30.6	33.4	+9.3%
Central & Eastern Europe	0.5	2.3	x 4.7
America	26.7	37.8	+41.7%
Other	7.1	12.3	+73.0%
Total	**183.1**	**216.6**	**+18.3%**

The **debt management** activity continued very strongly in the second Quarter of 2005 to reach in the first Half of 2005 an amount of EUR 2.1 billion restructured debt in Belgium and EUR 5.0 billion in France. This activity now becomes a lot more significant in other areas, such as Italy (EUR 547 million) and Spain (EUR 107 million).

Short-term loan commitments amounted to EUR 21.9 billion at June 30, 2005, essentially flat from the level of EUR 21.7 billion at June 30, 2004. This low activity in short-term commitments comes in a context of low long-term interest rates, leading to customers' preference for long-term funding.

Deposits and assets under management for the business line's customers continued on their significant growth trend and came in at EUR 27.7 billion at the end of June 2005, up 22.8% compared to level of end of June 2004. Very good progressions were experienced in particular in Belgium and Luxembourg.

Insurance activities (excluding FSA): Sofaxis collected premiums of EUR 344 million during the first Half of 2005, 7.5% more than during the first Half of 2004. Dexia Insurance collected EUR 342 million of premiums during the first Half of 2005, 79.1% more than during the same period last year.

Regarding **FSA**[6], net par outstanding amounted to USD 339.4 billion at June 30, 2005, up 9.4% from the USD 310.2 billion figure at June 30, 2004. This amount breaks down roughly into two-thirds for the municipal sector and one-third for the asset-backed securities sector. The gross present value of originations amounted to USD 405.9 million for the first six months of 2005, a decrease of 11.2% from the amount for the first six months of 2004, as explained in

FSA's August 9th press release. Despite the slowdown of net earned premiums, the fact remains that FSA has continued to create value, as witnessed by the continuing growth of the company's adjusted book value, which is the leading objective of the company.

Underlying* results – Public/Project Finance and Credit Enhancement

in millions of EUR	Q2 2004	Q2 2005	Evol.	Evol. at constant exch. rate	H1 2004	H1 2005	Evol.	Evol. at constant exch. rate
Income	500	551	+10.3%	+11.0%	999	1,092	+9.4%	+10.5%
Costs	-170	-186	+9.2%	+9.9%	-334	-366	+9.8%	+10.7%
Gross operating income	330	365	+10.8%	+11.5%	665	726	+9.2%	+10.4%
Net income – Group share	**219**	**239**	**+9.4%**	**+10.2%**	**431**	**478**	**+10.9%**	**+12.3%**
Cost-income ratio	34.1%	33.7%	-	-	33.4%	33.5%	-	-
ROEE**	23.2%	22.6%	-	-	22.9%	22.6%	-	-

* i.e. excluding non-operating items; pro forma for Q2 2004 and H1 2004
** Return on economic equity, annualized.

Underlying **net income - Group share** for the first Half of 2005 amounts to EUR 478 million (+10.9% compared to first Half 2004 and +12.3% at constant exchange rate). It was EUR 239 million in the second Quarter of 2005 (+9.4%, and +10.2% at constant exchange rate), above Group medium-term targets.

Total income of the business line posts a robust increase of +9.4% (+10.5% at constant exchange rate) in the first Half of 2005. This performance, on the high side of the mid-term target, has been however mitigated by the contribution of FSA to Dexia's consolidated total income. To recall, FSA described, in its own first Half 2005 release documents, the reasons for lower revenues in the period, including a lesser contribution from refundings and the effect of the change in the portfolio mix on earned premiums[7]. The contribution of FSA to the business line's underlying revenues in the first Half 2005 is EUR 214 million (-3.7% over first Half 2004). Of note, the treatment on consolidation under IFRS of certain foreign exchange transactions impact the revenue line of Dexia by EUR -9 million in the first half of 2005, whilst they have no influence on FSA's income statement under US GAAP. Excluding FSA, the rest of the business line produced EUR 878 million of total income, up 13.2% on the first Half 2004, bringing the evidence that the strong business originations of the last periods are starting to bear their fruits, and will accumulate in the coming times.

In the second Quarter, underlying income stands at EUR 551 million, up 10.3% (11.0% at constant exchange rate) on the same Quarter of last year.

Costs stand at EUR 366 million in the business line in total, and they are up 9.8% (+10.7% at constant exchange rate). Outside FSA, costs progress by 8.9%, which is substantially less that the 13.2% progression of the revenues (see above), and therefore quite satisfactory, bearing in mind that significant expenditure is currently made to develop the franchise and the book of assets of Dexia worldwide. The main units experiencing high percentages of cost increase are indeed those where the business development is strongest.

In the second Quarter, underlying costs stand at EUR 186 million, up 9.2% on the second Quarter of 2004.

As a result, underlying **gross operating income** amounted to EUR 726 million in the first Half 2005, a 9.2% increase compared to the same period last year, and 10.4% at constant exchange rate.

In the first Half 2005, the business line's underlying **cost-income ratio** remained stable, at a low 33.5 %.

The **cost of risk** for the first Half of 2005 amounted to EUR 7 million (down 54.8% from first Half 2004). The charge of risk remains in the region of its historic lows, both during the first Half and the second Quarter.

The business line's **return on economic equity** (ROEE) during the first Half stood at 22.6% (annualized). This performance is quite remarkable, given on the one hand that there is a strong momentum of development underway in the business line, causing added expenditure, and on the other hand that pressure persists on margins in a strongly competitive environment.

2. PERSONAL FINANCIAL SERVICES

This business line has continued to improve its profitability at a double digit pace, following two years of strong earnings growth. This has been achieved both on the front of increased top line revenues and disciplined cost management.

Activity

As of June 30, 2005, total customer assets amounted to EUR 123.1 billion, a 7.4% increase over the last twelve months. The second Quarter recorded the largest part of the growth, with assets increasing by EUR 3.6 billion, of which EUR 2.2 billion from net inflows.

In the first Half of 2005, commercial campaigns have been active on the Belgian market, and Dexia Bank managed to improve its overall position, more particularly in the asset gathering field, and off-balance sheet products. Certain advantages were offered to the customers on off-balance sheet products. Those actions, coupled with the positive evolution of the stock markets led to a robust increase in off-balance sheet and insurance products volumes in the second Quarter of 2005, while balance-sheet products were stable overall. This evolution marks the success of the business line's product mix strategy engaged a few months ago.

In **retail banking**, total customer assets reached EUR 83.2 billion as of June 30, 2005, up 2.4% in three months (or EUR +2.0 billion), and up 6.3% over the last twelve months. The main trends were as follows:

- Balance-sheet products outstandings were roughly stable with a decrease of savings bonds offset by the positive seasonal impact of the holiday pay on the sight and savings accounts.

- Mutual funds (+6.9%), bonds issued by the Group (+4.7%) and life insurance products (+5.0%) mainly in guaranteed-income products, continued to progress this Quarter, as in the first Quarter of 2005. Of note, structured products are increasingly popular and volumes have built up over the past four Quarters.

Private banking customer assets increased to EUR 39.9 billion as of June 30, 2005, up 4.4% in three months and up 9.6% in twelve months. This increase stems both from a positive market effect and more importantly from net inflows (EUR 1.8 billion out of a total increase of EUR 3.5 billion in twelve months). As in the retail segment, balance-sheet products remain stable, while off-balance sheet products are increasing significantly over the Quarter to EUR 26.4 billion (+6.0%). In total, the "on-shore" part of this business represents 55% of customer assets. The re-organisation introduced in January 2005 gave a good commercial impulse and contributed to boost the flow of new money. In Belgium and Luxembourg (representing together 83% of the Group's total private banking assets), private banking business benefited its share from the successful marketing campaigns of Dexia Personal Financial Services.

Customer assets (at quarter-end)

in billions of EUR	June 04	Sept. 04	Dec. 04	March 05	June 05	Evol. June 05 / March 05	Evol. June 05 / June 04
Balance sheet products (Deposits, savings bonds...)	56.5	56.2	55.7	55.8	55.7	- 0.1%	- 1.4%
Off-balance sheet products (Mutual funds, Securities...)	50.9	51.4	53.1	55.6	58.8	+ 5.7%	+ 15.5%
Insurance (Life insurance technical reserve)	7.2	7.5	8.0	8.0	8.5	+ 6.2%	+ 18.8%
Total customer assets	**114.6**	**115.1**	**116.7**	**119.4**	**123.1**	**+ 3.0%**	**+ 7.4%**
of which retail banking	*78.2*	*78.1*	*78.9*	*81.2*	*83.2*	*+ 2.4%*	*+ 6.3%*
of which private banking	*36.4*	*37.1*	*37.8*	*38.2*	*39.9*	*+ 4.4%*	*+ 9.6%*

Outstanding loans to retail and private customers amounted to EUR 27.4 billion at June 30, 2005, up 2.9% on three months and up 6.2% on one year. This increase stems largely from mortgage loans, where Dexia Bank Belgium managed to maintain its position, in an environment where the competition continues to be fierce and to bear on the margins.

Customer loans outstanding (at quarter-end)

in billions of EUR	June 04	Sept. 04	Dec. 04	March 05	June 05	Evol. June 05 / March 05	Evol. June 05 / June 04
• Mortgage loans to retail customers	14.9	15.2	15.5	15.8	16.3	+ 3.5%	+9.2%
• Consumer loans to retail customers	2.3	2.3	2.4	2.3	2.3	+ 1.4%	-1.2%
• Loans to SMEs and self-employed	6.1	6.0	6.0	6.1	6.3	+ 2.7%	+2.6%
• Loans to private banking customers	2.4	2.5	2.5	2.5	2.5	+ 0.4%	+3.8%
Total customer loans	**25.8**	**26.0**	**26.4**	**26.7**	**27.4**	**+ 2.9%**	**+6.2%**

Underlying* results – Personal Financial Services

in millions of EUR	Q2 2004	Q2 2005	Evol.	H1 2004	H1 2005	Evol.
Income	534	557	+4.2%	1,065	1,104	+3.6%
Costs	-406	-397	-2.1%	-788	-790	+0.2%
Gross operating income	129	160	+24.3%	277	314	+13.3%
Net income - Group share	**83**	**107**	**+28.2%**	**181**	**208**	**+14.9%**
Cost-income ratio	75.9%	71.3%	-	74.0%	71.5%	-
ROEE**	20.3%	24.4%	-	22.0%	23.8%	-

* i.e. excluding non-operating items; pro forma for Q2 2004 and H1 2004.
** Return on economic equity, annualized.

The underlying **net income - Group share** of the business line for the first Half of 2005 amounted to EUR 208 million, up 14.9% compared to the same period of 2004. It stood at EUR 107 million in the second Quarter of 2004, up 28.2% on the same Quarter of the previous year.

This new significant improvement in underlying profitability - after two record years in terms of growth - was achieved through the continuation of increased revenues, while costs were kept stable.

Income for the first Half of 2005 amounted to EUR 1,104 million, up 3.6%, driven for a good part by the increase in net commissions (+8.7%) and to a lesser extent by the increase in net interest and related income (+0.7%). The level of commissions was boosted by higher originations in the off-balance sheet products and insurance, as evidenced in the paragraph above on the activity. Still, the impact of the campaigns has yet to appear at full scale on the revenues, since a number of "no entry fee" propositions have brought business to the store, whose contribution will accumulate in the coming periods. Besides, the treatment under IFRS of the revenues on structured products has influenced – as in the first Quarter – the level of growth of the total income stream, as revenues are no longer received upfront, but spread on the lifetime of the contracts. In this connection, whilst the production of such products during the first Half has generated EUR 25 million revenues in total, only EUR 8 million have been accrued during the first Half 2005. The mitigating impact of this item on the revenue growth over 2004 will be even higher in the last two Quarters of 2005.
As in most other activities of the Group, management is satisfied by the progression of the revenues, and more importantly by the strong build up of the future revenues.

Second Quarter underlying total income stands at EUR 557 million, posting a 4.2% rise compared to the second Quarter 2004. Trends are essentially the same as in the first Quarter.

Costs for the first Half of 2005 stand at EUR 790 million, a 0.2% increase compared to the first Half 2004, which is better than the business line's target. Underlying costs for the second Quarter amounted to EUR 397 million, down 2.1% on the second Quarter of 2004.

As a result, underlying **gross operating income** for the first Half jumped to EUR 314 million, up by a strong 13.3% on one year earlier, after two consecutive years of high double-digit

The **cost-income ratio** continues to improve to reach 71.5% (74.0% during first Half 2004).

Quarterly evolution of the underlying results

in millions of EUR	Q1 04*	Q2 04*	Q3 04*	Q4 04*	Q1 05	Q2 05
Income	531	534	545	553	547	557
Costs	-382	-406	-394	-396	-393	-397
Gross operating income	149	129	152	157	154	160

*Pro forma

Of note, the program of branch closures has continued, with a high number in the second Quarter (69 branches closed), and the total network standing at 1,098 branches at June 30, 2005. The new IT system is now totally in place and operational.

Cost of risk remains very limited at EUR 5 million for the second Quarter, and EUR 15 million in the first Half (-3.4% compared to the same period of last year).

The **return on economic equity** (ROEE) thus reached 23.8% (annualized) for the first six months of 2005, up from 22.0% for the same period in 2004.

3. INVESTMENT MANAGEMENT and INSURANCE SERVICES

In this business line, activity has continued to grow, after a good first Quarter. New inflows have occurred in Asset Management, Fund Administration and Insurance. The business line achieved a strong performance both in terms of new business and financial results: the contribution of the business line to the underlying net income - Group share goes up 11.2%.

Activity

Assets under management[8] reached EUR 81.4 billion at the end of the second Quarter of 2005, up 7.6% in three months (EUR +5.7 billion) and up 22.3% in one year. This evolution is the result of a significant organic growth this Quarter (EUR +3.4 billion) and also of a positive market effect (EUR +2.3 billion). Net inflows come mainly from the mutual funds, both institutional clients and retail clients showing appetite for products such as bonds or alternative funds. Productivity ratios already very good in the first Quarter for Dexia Asset Management, have improved further in Q2 2005, as costs now represent only 12 basis points of assets under management.

Activity remained strong in **Fund Administration:**

Total *assets under custody* amounted to EUR 376.4 billion at the end of the period, of which EUR 221.3 billion in the form of mandates to Dexia Fund Services; up 9.6% in the Quarter and +23.0% in twelve months due to a market effect (EUR 8 billion) but also to new money arriving on existing funds, especially in Luxembourg.

The *central administration* activity has experienced a 1.8% growth in terms of net asset valuations (8.7% increase in twelve months).

The *transfer agent* activity remained almost stable: the number of transactions (subscriptions/repurchases) was down by a small -0.7% compared to the second Quarter of 2004.

To recall, Dexia and Royal Bank of Canada have agreed to combine, in an equally owned joint venture[9], their institutional investor services, on June 9, 2005. The new company, to be named RBC Dexia Investor Services will stand among the top 10 global custodians in the world and will offer a complete range of investor services to institutions around the world. The announcement has been very well received by the clientele.

The **Insurance Activities** mainly cover the operations of Dexia Insurance Belgium. Premiums received on all categories of products sold throughout the various networks of the Group reached EUR 845 million in the second Quarter of 2005, up 22.8% compared to the same Quarter of the previous year. This is the result of a solid performance in life insurance products (EUR 740 million premiums), mainly driven by the commercial campaigns in Belgium, which contributed strongly to the branch 21 products increase. Compared to the first Half of 2004, the activity progressed strongly in the Group's three core markets (Belgium, France and Luxembourg). See Focus on insurance activities across all business lines on page 13.

Underlying* results – Investment Management and Insurance Services

in millions of EUR	Q2 2004	Q2 2005	Evol.	H1 2004	H1 2005	Evol.
Income	173	172	-0.6%	317	339	+7.1%
Costs	-92	-101	+10.2%	-180	-200	+10.7%
Gross operating income	81	70	-12.9%	136	139	+2.4%
Net income – Group share	**61**	**54**	**-11.9%**	**100**	**112**	**+11.2%**
Cost-income ratio	53.3%	59.1%	-	57.0%	58.9%	-
ROEE**	35.3%	28.1%	-	29.1%	29.3%	-

* i.e. excluding non-operating items; pro forma for Q2 2004 and H1 2004.
** Return on economic equity, annualized.

Underlying **net income - Group share** of the business line for the first Half of 2005 amounts to EUR 112 million, up 11.2% compared to the first Half of 2004, and +11.8% at constant exchange rate.

In the second Quarter, the contribution is EUR 54 million, compared to EUR 61 million in the same Quarter of 2004. The contributions of the different segments are analyzed below, but it is worth noting, at this stage, that this negative movement stems only from the fact that the (performance) fee structure of Asset management has been changed since January 1, 2005, resulting in less volatility in quarterly streams. In the past, the second Quarter used to be a high period for revenues coming from performance fees.

Gross operating income reaches EUR 139 million in the first Half of 2005, a 2.4% increase compared to first Half of 2004. As shown in the table below, this relatively modest progression

stems from Asset management, for the reasons given above (performance fees no longer concentrated in Q2).

- ***Asset management*** experienced a very good first Half 2005, bearing in mind that the absolute performance fees in the first Half of 2004 were EUR 19 million (of which EUR 15 million in Q2 alone).
- ***Fund administration*** revenues are up 7.3%, thanks to an increase in most of the profit drivers (more capital under custody; more valuations to make); in transfer agent activity, revenues were stable compared to the same quarter of last year.
- ***Insurance activities*** have also experienced a very good first Half.

Underlying contribution of the IMIS segments

in millions of EUR	Asset Management		Fund administration		Insurance	
	H1 04*	H1 05	H1 04*	H1 05	H1 04*	H1 05
Income	92	90	126	135	99	114
Costs	-44	-49	-83	-91	-54	-60
Gross operating income	48	40	43	45	45	54

* Pro forma.

Focus on the contribution of insurance business across all business lines*

Insurance activities are carried out in the different business lines of the Group. Public/Project Finance (PPF) and Personal Financial Services (PFS) have both a distribution focus generating commission type revenues, whilst Investment Management and Insurance Services (IMIS) handles the "manufacturing" functions, and therefore accounts for the technical and financial revenues.

The respective contributions of the business lines in the period in terms of premiums have been 19% from PPF, 72% from PFS, and 9% from IMIS.

The contribution of the business lines in the first Half to the revenues has been EUR 226 million (+16% over the same period of the previous year). The respective contributions to the revenues of the business lines in the first Half 2005 have been 5% from PPF, 44% from PFS, and 51% from IMIS.

** Excluding FSA and Dexia Sofaxis*

4. TREASURY AND FINANCIAL MARKETS

Underlying* results – Treasury and Financial Markets

in millions of EUR	Q2 2004	Q2 2005	Evol.	Evol. at constant exch. rate	H1 2004	H1 2005	Evol.	Evol. at constant exch. Rate
Income	124	95	-23.4%	-22.6%	255	233	-8.6%	-7.2%
Costs	-41	-43	+4.3%	+4.6%	-81	-85	+5.3%	+5.8%
Gross operating income	83	52	-37.1%	-36.1%	174	148	-15.0%	-13.3%
Net income – Group share	**65**	**53**	**-19.5%**	**-18.7%**	**140**	**135**	**-3.5%**	**-1.9%**
Cost-income ratio	33.0%	45.0%	-	-	31.8%	36.6%	-	-
ROEE**	22.4%	23.0%	-	-	23.9%	29.4%	-	-

* i.e. excluding non-operating items; pro forma for Q2 2004 and H1 2004.
** Return on economic equity, annualized.

As expected, the second Quarter in this business line has not been as strong as the first one of the year, which was record high. Overall the **net income - Group share** for the first six months stood at EUR 135 million, down 3.5% on the first Half of 2004. This performance is however quite in line with what was expected, bearing in mind that last year, over 60% of the total annual underlying net income - Group share of the business line came during the first Half.

Besides, sub-segment contributions – detailed below – evidence also that some activities, although having had a negative contribution to the top line revenues, did in fact increase their contribution to the net income - Group share, due in particular to their tax treatment.

Underlying contribution of the TFM's main segments

in millions of EUR	Credit Spread portfolio		Money Market		Other desks		Total	
	H1 04*	H1 05	H1 04*	H1 05	H1 04*	H1 05	H1 04*	H1 05
Income	114	113	74	67	67	53	255	233
Costs	-14	-13	-20	-24	-47	-48	-81	-85
Cost of risk	+11	0	0	0	0	0	+11	0
Taxes	-26	-21	-18	-15	0	+24	-44	-12
Net income – Group share	84	79	35	29	21	27	140	135

* Pro forma.

It can be observed indeed from the table above that total income in the first six months of 2005 amounted to EUR 233 million, i.e. EUR 22 million less than in the first Half of 2004. This variance can be explained firstly by the fact that the revenues included more write ups in H1 2004 (EUR 13 million) than in H1 2005 (EUR 5 million). Furthermore, the negative variance of the total income is more than offset by a EUR +31.5 million positive movement in the tax charge. This stems from some equity-related activities inducing such accounting treatment.
Additionally, in the first Half 2004, EUR 11.2 million of provisions had been written back,

in the credit spread portfolio of CDS instruments on Western European sovereigns caused a negative EUR 8.3 million in the revenues of the first Half 2005.
This is why the overall performance of the business line to date is regarded as satisfactory, and the growth in the full year overall in the business line is expected to be in line with Group target.

III. CENTRAL ASSETS and NON-OPERATING ITEMS

As one of the five business segments in the organization, Central Assets mainly records the revenues on excess capital, corporate holdings (dividends, capital gains/losses) and currency hedging contracts. On the cost side, the segment registers those costs that cannot be attributed to a specific business line. Since January 1, 2005, Central Assets also includes all the results of the share leasing activities at Dexia Bank Nederland.
Besides, management has chosen to isolate those items which have an influence on the published accounts, but which, by their nature, render the interpretation of the true underlying trends difficult. This is why the "nonrecurring items" such as one-off capital gains or losses, are isolated and described in detail.
And since the introduction of IAS 32&39 on January 1 of this year, are also considered "non-operating" the variations of income caused by the marking to market of FSA's CDS portfolio (see footnote 1 on page 2).
The table below summarizes the aggregated contribution of Central Assets and non-operating items on Dexia's results.

Results from Central Assets and non-operating items

in millions of EUR	Q2 2004	Q2 2005	H1 2004	H1 2005
Income	+78	+69	+215	+128
Costs	-48	-66	-104	-125
Gross operating income	**+30**	**+2**	**+112**	**+3**
Cost of risk	+1	+55	-2	-28
Impairment on (in)tangible assets	-7	+1	-16	+1
Tax expenses	+40	0	+69	+80
Minority interests	-6	-3	-11	-5
Net income – Group share	**+59**	**+56**	**+152**	**+50**

* i.e. excluding non-operating items; pro forma for Q2 2004 and H1 2004.

In the first Half of 2005, the contribution of all the components described above is EUR 50 million, compared to EUR 152 million in the first Half of 2004. This stems from various factors impacting almost the principal lines of the income statement, as follows:

Concerning total **income**, the fall from EUR 215 million to EUR 128 million (EUR -87 million) has three principal causes:

- Lower nonrecurring revenues (mostly capital gains) this year (EUR 61 million in the first Half of 2005, compared to EUR 98 million in the first Half of 2004).
- A EUR -14 million negative mark to market of FSA's CDS portfolio (EUR -2 million in the first Quarter, and EUR -12 million in the second Quarter) with no equivalent in 2004.
- A lower underlying contribution from Central Assets (EUR 81 million in H1 2005, against EUR 117 in H1 2004). This negative variance (EUR -36 million and EUR -41 million at constant rate of exchange) is caused by several factors (notably a decrease of

whilst the revenues from free capital were stable in the context of the share-buyback program).

Concerning the **costs,** the increase of EUR 21 million Half on Half stems essentially from increased IAS 19 allowances (EUR 9 million pension costs at Dexia Bank Belgium), and for the balance, from the impact of a "change management" program at Dexia BIL (EUR 3 million) and increased overhead at Dexia SA (EUR 6 million) given the reinforcement of certain central functions.

The **cost of risk** is EUR 28 million in the first Half of this year, against EUR 2 million in the first Half of 2004. This is almost totally linked to Dexia Bank Nederland. To recall, in Q1 2005, an additional charge of EUR 97 million was made in the context of the mediation of Mr Duisenberg, and the net charge in the Quarter was EUR 83 million (after a EUR 14 million reversal of prior provisions). In the second Quarter 2005, a number of factors, among which the level of the AEX, resulted in a EUR 56 million reversal (under IAS 39) resulting in a total charge for the first Half of EUR 27 million.

Concerning the **tax charge**, this year again credits appear, in higher amounts than last year, and not equally split among the two Quarters. They stem mostly from the tax incidence of the non-operating items of the periods, from the positive settlement of a tax dispute (EUR 10 million in Q1 2004; EUR 6 million in Q2 2004; EUR 15 million in Q1 2005), and finally by the positive tax incidence of impairments made on participations (EUR 17 million in Q1 04; EUR 41 million in Q2 2004; EUR 17 million in Q1 2005; EUR 3 million in Q2 2005).

Commenting on the results, Pierre Richard, Group Chief Executive Officer and Chairman of the Management Board, declared:

" We are satisfied with this set of results, because, in our key businesses, they exceed our targets.

Owing to a determined and successful commercial activity, our book of business has grown very strongly, particularly in Public Finance, and we have put in store the drivers of recurring revenues for the future.

We also managed to increase the business without compromising with our two key objectives of delivering a high return on capital and of keeping our total cost-income ratio at the desired level, despite the expenditure made on the development of our global franchise.

It is also remarkable that the integration program of Artesia BC has delivered and even exceeded its objectives, and suffered no delay.

The – sometimes impressively – rapid development of our affairs has not prevented us from managing our capital in a most disciplined way, and among other to continue to buyback our own shares, while ending up with excess capital at mid year.

We are confident that the whole of 2005 results will be in the trajectory of our medium term goals, in terms of efficiency, profitability and growth, and after the record performance of 2004."

Appendix

Balance sheet

in billions of EUR	June 30, 2004 (1)	Jan. 1, 2005 (2)	June 30, 2005 (2)	Evolution June 30, 2005 / Jan. 1, 2005
Total assets	**367.0**	**405.9**	**483.4**	**+19.1%**
Of which				
Loans and advances to customers	162.3	170.6	177.5	+4.0%
Loans and securities available for sale	114.4	126.2	157.5	+24.8%
Total liabilities	**355.2**	**392.9**	**469.6**	**+19.5%**
Of which				
Customers borrowings and deposits	89.1	93.1	103.3	+11.0%
Debt securities	137.3	146.1	168.4	+15.3%
Total equity	**11.8**	**13.1**	**13.8**	**+5.5%**
Of which				
Core shareholders' equity	11.3	10.7	10.7	-
Total shareholders' equity	11.3	12.4	12.9	+4.2%

(1) Without IAS 32&39 and IFRS 4 as endorsed by the European Commission.

(2) With IAS 32&39 and IFRS 4 as endorsed by the European Commission.

DEXIA
Group

The Secretary-General

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

RECEIVED SEP 2005 WASH. D.C.

September 7th, 2005

***Attention*: Special Counsel/Office of International Corporate Finance**

DEXIA **Information Pursuant to Rule 12g3-2(b)** **File No. 82-4606**

Dear Sir or Madam

We send you enclosed the English version of the press release of July 7th, 2005.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

Olivier Van Herstraeten
Secretary General
Dexia S.A.

PRESS RELEASE
COMMUNIQUE DE PRESSE
PERSBERICHT

DEXIA

Dexia - 1, Sq. de Meeûs B-1000 Brussels - T. : 02 222 49 95 - F. : 02 222 90 90 - pressdexia@dexia.be
Account No. 068-2113620-17 - RPM Brussels VAT BE 0458.548.296

7/9/2005
1 p.

Dexia will publish its half-year results 2005 on Thursday, September, 8 at 3:00 p.m.

The press release will be posted on the Dexia site www.dexia.com at the same time.

Dexia publiera ses résultats semestriels 2005 le jeudi 8 septembre à 15 heures.

Le communiqué de presse sera en ligne sur le site Dexia : www.dexia.com à la même heure.

Dexia publiceert haar semestriële resultaten 2005 op donderdag 8 september om 15.00 u.

Het persbericht zal vanaf dat ogenblik on line beschikbaar zijn op de Dexia site www.dexia.com.
